

Bray Wilcock · You
Founder & CEO at Bloomy | Marine Veteran
1w • Edited •

today we're opening something special: an opportunity for our community to invest in Bloomy & become owners in what we're building.

at the heart of Bloomy,
is the community that builds it every day.

every event, every connection,
every moment of shared movement & mindfulness.
our community made this possible.

as we look to the future,
this an invitation to our community to help shape
the future of wellness, connection, and creator-led experiences.

A future where hosts & instructors earn what they deserve,
brands build real communities,
and people find belonging.

learn more about our vision and investing in Bloomy here:
wefunder.com/bloomy

here's to building something meaningful, together.
here's to a future powered by community.

a huge thank you to our early investors, partners and advisors who have made this day possible! **Wefunder Jonny Price Justin Renfro Read Ezell Connor O'Brien Stefanie Corgel Emily Gray Eileen Crossin Alysson Bluhm, CPA**